Sylvain Caron, Eng., M.Sc.
Soutex inc,
357 Jackson, Bureau 7
Quebec, Quebec, G1N 4C4,
Canada

Telephone: +1 418 871-2455
Fax: +1 418 871-4357
Email:scaron@soutex.ca

1. I, Sylvain Caron, Eng. do hereby certify that I am Senior Metallurgist and Director for Soutex inc, 357 Jackson, Bureau 7, Quebec, Quebec, G1N 4C4, Canada.

2. I graduated with a Bachelor in Metallurgy from Laval University, Canada in 1982.

3. I am a registered member of the Ordre des Ingenieurs du Quebec, and a member of the Canadian Institute of Mining, Metallurgy and Petroleum.

4. I have practiced my profession continuously since 1982 (including a master’s degree), and have been involved in mineral processing for a total of 29 years since my graduation from university. This has involved working in Canada, Holland, Iran and Burkina Faso. My experience is principally in iron and gold ores.

5. I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 13 and 17 for the F2 Gold System – Phoenix Gold Project, Bateman Township, Red Lake, Canada, Technical Report for Rubicon Minerals Corporation, dated effective 8 August  2011 (the “Technical Report”). I have visited the Phoenix Gold Project from 16 February to 18 February 2011 and 18 April to 20 April, 2011, for periods of three days in each case.

7. I have not had any prior involvement with the property that is the subject of the Technical Report.

8. I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

9. I have read NI 43-101 and Form 43-101F1, and the parts of the Technical Report for which I am responsible have been prepared in compliance with that instrument and form.

10. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for, contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10 August 2011

Original signed and sealed by
Sylvain Caron, Eng.